EXHIBIT 99.1

Providing revolutionary solutions to the battery industry

NOVONIX LIMITED

ABN 54 157 690 830

HALF-YEAR FINANCIAL REPORT FOR THE PERIOD ENDED

JUNE 30, 2024

CORPORATE DIRECTORY

Directors

Admiral R J Natter, US Navy (Ret.)

A Bellas B. Econ, DipEd, MBA, FAICD, FCPA, FGS

S Burrow AC, BA, DipEd, D.Litt.(Honorary)

R Edmonds CPA, BBA (Acct)

J Oelwang BS (Hons)

S Vaidyanathan, MTech (Chem Eng.), MBA

Secretary	S M Yeates CA, B.Bus
Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000
Principal place of business	Level 38, 71 Eagle Street Brisbane QLD 4000
Share register	Link Market Services Limited Level 21, 10 Eagle Street Brisbane QLD 4000 www.linkmarketservices.com.au
Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au
Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000

Bankers	Commonwealth Bank of Australia

Stock exchange listing	NOVONIX Limited shares are listed on the Australian Securities Exchange ("ASX") and American Depositary Receipts ("ADR’s") are listed on the Nasdaq Stock Market.

Website address	www.novonixgroup.com

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REVIEW OF OPERATIONS AND ACTIVITIES

NOVONIX Limited ("Company" or “the Group”) is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process with potentially significant cost savings and waste reduction compared to the conventional wet production process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle (“EV”) and energy storage systems (“ESS”) battery industry and is powering a cleaner energy future.

Our vision is to provide revolutionary clean energy solutions to the battery industry. Therefore, we are focused on the development of materials and technologies that support key ESG criteria in the field of battery materials and technologies, including: longer life batteries, higher energy efficiency, reduced chemical usage, reduced waste generation, and cleaner power inputs. This effort is rooted in the Company’s core values of curiosity, collaboration, and commitment that support social impact and embody NOVONIX’s approach to corporate responsibility.

NOVONIX's Anode Materials division (“NAM”) manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, energy storage systems, personal electronics, and medical devices. NOVONIX’s Battery Technology Solutions division (“BTS”) focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale. BTS provides unique visibility across the battery value chain and allows the Company to continue to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery development.

Half-Year Results

During the six months ended June 30, 2024, NOVONIX had a loss of $28.7 million compared to a $28.1 million loss in the same period in 2023. Cash and cash equivalents was $47.1 million as of June 30, 2024, compared to $78.7 million as of December 31, 2023. Net assets over the six-month period ended June 30, 2024, declined $25.9 million to $158.1 million, principally due to the reduction in cash and cash equivalents. Total revenue decreased 30% to $2.7 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023, for both hardware and services sales. The decline in hardware sales is due to customer slowdown in the broader EV market during the first half of the year. Whereas service sales declined due to the conclusion of certain long-term projects.

KEY HIGHLIGHTS

For the six months ended June 30, 2024, NOVONIX executed against its long-term strategic initiatives and 2024 focus items which includes maintaining industry-leading R&D efforts for battery materials, scaling operations and remaining on track to deliver commercial production, executing Tier 1 customer agreements and securing financing to scale operations. NOVONIX also announced key strategic partnerships, progressed

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installation of equipment and operational knowledge through furnace operations, was selected to receive a U.S. investment tax credit and explored opportunities for our cathode business to create long-term shareholder value.

Additional key highlights during the half-year were:

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Signed a binding off-take agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations from NOVONIX’s Riverside facility
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Released inaugural sustainability report
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U.S. government selected NOVONIX to receive US$103 million in Qualifying Advanced Energy Project tax credits
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NOVONIX Limited and Lithium Energy Limited to combine natural graphite interests with Intention to take combined business public
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PowerCo SE and NOVONIX entered into a testing and development agreement
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Completed independent engineering assessment of the Riverside facility
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U.S. government reinstated Section 301 import tariffs on synthetic graphite from China
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Granted patent for all-dry, zero-waste cathode synthesis in Japan

NOVONIX OVERVIEW

As an industry leader, NOVONIX is at the forefront of building a synthetic graphite supply chain in North America through its product innovation and intellectual property development in battery materials and technology. Despite a slowdown in growth in the global demand for high-performance battery materials and technology in 2024, numerous industry analysts’ long-term forecasts still foresee double-digit growth in EVs globally and the need for electric storage systems as the world grapples with increasing energy supply and demand imbalances, and global governments’ growing desire for domestic battery supply chains.

The Company has built a team of top talent with the experience to drive innovation in the battery materials industry and believes it has the next generation technology needed to support the rapidly growing EV and ESS markets in North America. NOVONIX is focused on scaling its production capacity of synthetic graphite to meet the growing demands of its current and future customers from its facility in Chattanooga, Tennessee. The Company has already recognized significant technological and operational milestones and remains on track to have 3,000 tonnes per annum (“tpa”) of capacity at year-end 2024 and commence commercial production in 2025 to support its supply agreement with Panasonic Energy and KORE Power, Inc. ("KORE Power"). The Company has also progressed its patented all-dry, zero-waste cathode technology with a 10 tpa pilot line to provide product samples to potential customers.

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The U.S. Government has passed legislation and taken other actions that support electrification efforts, expanding EV adoption, and building localized supply chains. In May 2024, the U.S. Trade Representative (“USTR”) removed the waivers on Section 301 tariffs, reinstating a 25% tariff on synthetic graphite imports from China effective June 15, 2024. NOVONIX also is uniquely positioned to benefit from U.S. government funding opportunities offered through the Inflation Reduction Act of 2022 (the “IRA”) and the Bipartisan Infrastructure Law (“BIL”), which, together with the USTR decision, aim to advance domestic processing of critical materials. We remain actively engaged with the U.S. and Canadian governments to support their efforts to localize battery supply chains to meet the growing demand for battery materials.

NOVONIX remains focused on developing improved and sustainable technologies, pursuing strategic partnerships with leading international companies, and enhancing its intellectual property pipeline that will position the Company at the forefront of next-generation battery technology. NOVONIX's technology, products and processes have been well received and are being tested by current and potential battery sector customers. The Company is in regular dialogue with tier one cell manufacturers and automotive manufacturers to supply critical materials for their proposed battery factories. To date, NOVONIX has executed a supply agreement with Panasonic Energy for a four-year term from 2025 to 2028 with a 10,000 tonne commitment to support Panasonic Energy’s North American operations and with KORE POWER as their exclusive supplier of graphite anode material for its planned gigafactory in Arizona. In May 2024, NOVONIX signed a testing and development agreement (“TDA”) with PowerCo SE (“PowerCo”) to develop, test and analyze synthetic graphite anode materials customized to meet PowerCo’s specifications and, if successful, advance towards a supply agreement. Previously in June 2023, NOVONIX entered into a joint development agreement ("JDA") with LG Energy Solution (“LGES”) and issued $30 million unsecured convertible loan notes to LGES. The JDA is intended to lead to the option for LGES to purchase up to 50,000 tonnes of the anode material from NOVONIX over a 10-year period from the start of mass production.

Growth Strategies

NOVONIX’s leadership is focused on the successful execution of its operational strategic road map with the objective of maximizing shareholder value through the pursuit of profitable, high-growth opportunities and the generation of strong cash flow. The Company’s key strategies include:

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Maintain technology leadership throughout the EV battery and energy storage supply chain. NOVONIX is committed to leveraging its competitive advantages to expand offerings and technological know-how into other advanced areas including lithium-metal and beyond lithium-ion technology with a focus on localization of key elements of the supply chain.
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Execute on development of synthetic graphite production capacity with plans to expand to 150,000 tonnes per annum to meet customer demand. The Company plans to reach synthetic graphite production capacity of 20,000 tpa at its Riverside facility. With plans to reach an initial production capacity of 3,000 tpa by the end of 2024, NOVONIX is executing to achieve key milestones to be able to start production for its current supply agreements. The Company is also progressing plans to construct a new production facility with an initial capacity of 30,000 tpa, which could be expanded to 75,000 tpa and will be located in the southeastern U.S. NOVONIX's longer-term objective is to establish a strong North American supply chain for synthetic graphite, aiming for a total production capacity of at least 150,000 tpa aligned with customer demand.

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Commercialize our proprietary pipeline of advanced battery technologies. The Company is currently exploring opportunities to work with partners globally to commercialize our proprietary and patent pending cathode production process. The Company has made significant progress towards commercializing its all-dry zero-waste cathode synthesis technology with its pilot line that will be used to demonstrate large scale production to potential partners and customers. The Company’s broader battery technology pipeline contains several innovative materials and processes in advanced anodes, cathodes and electrolytes, as well as advanced capabilities and solutions for energy storage applications that we continue to develop and believe will be critical to the growth of the clean energy economy.
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Invest in talent. To continue the growth of the business, NOVONIX is investing in its personnel through recruitment, training and development to ensure it attracts and retains the best talent in the industry.

Operational Structure at a Glance

The Company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the U.S.. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in battery materials for the electric vehicle and energy storage solutions battery industry and is powering a cleaner energy future.

NOVONIX’s synergistic business groups, as depicted below, are integral to the Company’s operating structure, business development, and future strategy.

NOVONIX invests in intellectual property for key materials technologies, including anode and cathode materials, that we believe will enhance the performance of long-life EV and ESS applications. NAM, our anode materials division located in Chattanooga, Tennessee, USA, manufactures high-performance

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synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, energy storage system, personal electronics, and medical devices. BTS, based in Halifax, Nova Scotia, Canada, has a full cell pilot line and extensive cell testing capabilities, and works with tier one customers across the battery value chain. BTS has established an all-dry, zero-waste cathode synthesis pilot line aligned with NOVONIX's mission to develop innovative, sustainable technologies and high-performance materials and provide to provide revolutionary clean energy solutions to the battery industry.

As part of the investment in intellectual property, NOVONIX continues its collaboration with Chief Scientific Advisor Dr. Jeff Dahn and the group led by Dr. Mark Obrovac, a leading battery materials innovator, at Dalhousie University. Pursuant to the terms of the collaborative research agreement with Dalhousie University, NOVONIX exclusively owns the rights to all intellectual property developed within Dr. Obrovac's research group without any ongoing obligations to Dalhousie University.

Inaugural Sustainability Report

NOVONIX continues to prioritize its environmental, social, and governance (“ESG”) policies and reporting. The Company recognizes that ESG considerations have a material impact on its business and stakeholders. The Company is committed to operating a profitable, ethical, and sustainable business and is actively articulating and developing an ESG program aligned with its core values. The Company released its inaugural Sustainability Report in the first quarter of 2024.

NOVONIX was recognized in Times Square (NY) by Nasdaq, trading home of American Depository Receipts, for issuance of the inaugural Sustainability Report.

NOVONIX’s Sustainability Report emphasizes the steps taken to develop its ESG program, including the formation of an ESG Committee and the establishment of ESG priorities consistent with the Company’s core values, business strategy, and commitment to sustainability. The report also outlines NOVONIX’s strategies and initiatives for advancing its ESG program further, taking into account the interests of key stakeholders such as shareholders, customers, employees, regulators, suppliers, and local communities. The Sustainability Report presents the Company’s achievements to date, its plans moving forward, and the framework established to facilitate continuing progress. The report highlights the Company’s:

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Environmentally conscious foundation that aligns with its mission to provide revolutionary clean-energy solutions to the battery industry;

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Commitment to meaningful policies and measurable targets in the areas of workforce health and safety, employee engagement and diversity, equity, and inclusion; and
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Corporate governance structure designed to facilitate effective internal oversight of and accountability for ESG initiatives.

As NOVONIX advances its ESG program, it intends to continue its transparency regarding its performance, progress, and engagement with its key stakeholders. To access NOVONIX’s inaugural Sustainability Report, please visit the Sustainability page of the website: 2023 Sustainability Report.

NOVONIX ANODE MATERIALS

NOVONIX Anode Materials (NAM) manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, energy storage systems, personal electronics, and medical devices. NOVONIX continues to install and commission additional production equipment in its 400,000+ square-foot Riverside facility in Chattanooga, Tennessee, the planned site for expansion up to 20,000 tpa of production capacity. With plans to reach an initial capacity of 3,000 tpa of production capacity by the end of 2024, NOVONIX is executing to achieve the key milestones to be able to start production for its current supply agreements with Panasonic Energy and KORE Power and is continuing development of materials under a Joint Research and Development Agreement with LGES. Additionally, NAM has continued progress on its planning for a new 30,000 tpa greenfield facility, including its site selection, environmental review, plant layout, and engineering design. The Company’s long-term objective is to achieve a total production capacity of at least 150,000 tpa in North America.

Customer Progress

A significant focus of management during the first half of 2024 was the advancement of NOVONIX's customer partnerships, including those announced with Panasonic Energy and PowerCo. NAM currently produces anode materials to support customer qualification programs at both its anode materials pilot plant and at Riverside, which can produce synthetic graphite at mass production quantities. This is an integral step to qualify active anode materials for long-term supply contracts with these and other potential customers. Our customer offtake and development agreements, including those with Panasonic Energy, KORE Power, LGES and PowerCo, reflect our proactive approach to working jointly with our customer to meet their unique materials specifications and support our ability to finance our growth. The Company continues to work with other tier one battery manufacturers as well as several automotive manufacturers. NAM strives to produce the highest performance synthetic graphite for powering the battery materials industry's growth with lower carbon emissions.

As a prominent provider of battery cells, Panasonic Energy is actively increasing its production of EV batteries in North America to meet growing demand, while simultaneously boosting the proportion of locally sourced materials. In North America, Panasonic Energy has developed relationships with Tesla, Honda, Toyota, Mazda, Subaru, Ford, and Lucid to supply EV batteries. Panasonic Energy is committed to establishing a sustainable supply chain and aims to achieve a 50% reduction in the carbon footprint of its entire lithium-ion battery supply chain for EVs by 2031 compared to 2022 levels. Collaboration between NOVONIX and Panasonic Energy commenced in 2019, following the signing of a memorandum of understanding with subsidiary Sanyo Electric Co., Ltd. As Panasonic Energy expands its cell manufacturing

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presence in North America, NOVONIX’s product development and sampling efforts are tailored to meet the specific product requirements of Panasonic Energy’s U.S. plants.

In February 2024, NOVONIX announced the signing of a binding supply agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations from NOVONIX’s Riverside facility. Under the supply agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in their U.S. plants over the term of 2025-2028. The mutually agreed pricing structure incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.

In May 2024, NOVONIX entered into the TDA with PowerCo SE, a battery cell company established by the Volkswagen Group in 2022 to spearhead global battery cell production with a collective capacity of up to 200 GWh/year. This collaborative effort will see NOVONIX engage in the development, testing, and analysis of synthetic graphite anode materials customized to meet PowerCo’s specifications. Upon the successful conclusion of designated development tasks outlined in the TDA, NOVONIX and PowerCo may proceed to negotiate a supply agreement for the developed products. The TDA holds the potential for future collaboration between NOVONIX and PowerCo, with a particular focus on addressing the needs of PowerCo’s St. Thomas facility in Ontario, Canada. This collaboration aims to reinforce the development of the North American battery materials supply chain.

Financing Support

NOVONIX has sought to take advantage of the programs being provided by the U.S. government to support its efforts to build large scale manufacturing of anode materials to supply OEMs and Tier 1 Cell Manufacturers that are building manufacturing facilities for the EV and ESS battery markets. Through the Riverside facility, NOVONIX has been selected to receive a US$100 million grant from the Department of Energy (“DOE”) Manufacturing & Energy Supply Chains (“MESC”) and a US$103 section 48C Investment Tax Credit (“48C tax credit”). NOVONIX has also applied for an Advanced Technology Vehicles Manufacturing Program (“ATVM”) loan with the DOE Loan Programs Office (“LPO”) for a new production facility that targets an initial 30,000 tpa capacity. The Company also believes there are certain qualification criteria in programs such as the section 30D Clean Vehicle Tax Credits (“30D”) that provide support by mandating increased percentages of critical minerals come from the U.S. and countries with certain trade agreements. An EV is not eligible for the section 30D Credit if any of its battery components or specified critical minerals are supplied by a foreign entity of concern (FEOC), including graphite in 2027.

A significant milestone achieved in March 2024 was the announcement of NOVONIX being chosen to receive a US$103 million tax credit recommended by the DOE under the Qualifying Advanced Energy Project Allocation Program (the “48C program”). This support is expected to aid in the funding of the production of essential battery materials at its Riverside facility. Originally established under the American Recovery and Reinvestment Act of 2009, the 48C tax credit received renewed backing through an additional US$10 billion in funding under the IRA. Under the IRA, qualifying advanced energy projects can monetize their credits by selling them for cash, in addition to using them to offset income tax liability. However, the full realization of this tax credit hinges upon meeting the requirements outlined in Section 48C of the Internal Revenue Code, as well as the operational and employment plans specified in the application to the Internal Revenue Service. The Company has a two-year window to fulfill these prerequisites and claim the 48C tax credit.

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Given the competitive nature of the 48C program, with numerous applications submitted, NOVONIX is proud to be selected as one of the initial beneficiaries. The Company remains eligible for the Section 45X Production Tax Credit (“45X PTC”), which, if claimed, would provide a ten-percent tax credit on eligible production expenses at both Riverside and the new production facility. NOVONIX would only be eligible to claim either the 48C tax credit or the 45X PTC at any facility and continues to evaluate the merits of both opportunities.

Being selected for the 48C tax credit is the latest example of NOVONIX’s continued support from the U.S. government to deliver the mission of building a sustainable North American supply chain for critical battery materials.

NOVONIX’s senior leadership team highlighted the support from the DOE Office of MESC at the Riverside facility in Chattanooga, Tennessee

In November 2023, NOVONIX secured a US$100 million grant from the DOE Office of MESC to enhance domestic production of high-performance synthetic graphite anode materials at the Riverside facility in Chattanooga, Tennessee. During the first quarter, NOVONIX began submitting reimbursement requests to the DOE Office of MESC for investments made at its Riverside facility and received $1.1 million in reimbursements during the six months ended June 30, 2024.

NOVONIX continues to pursue funding support through the DOE LPO ATVM Program. In late 2022, NOVONIX formally submitted its application for a loan under the ATVM program. The loan, if received, could contribute a large component of the funding needed for the Company’s current expansion plans for NAM’s growth. In 2024, NOVONIX has continued to progress its loan application with DOE LPO.

We believe that additional funding beyond the existing cash balances as of June 30, 2024, and forecasted inflows from customers, will be required in the twelve months from the date of approval of these financial statements as disclosed in Note 1 to the financial statements.

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Development Progress towards Commercial Production

During the six months ended June 30, 2024, NAM continued production campaigns providing confidence and validated the performance of its Generation 3 furnace systems both in reaching operational production targets for the equipment as well as the product produced meeting its required specifications.

NOVONIX also announced the completion of an independent engineering assessment of the Company's Riverside production facility by Hatch Ltd, a global engineering and consulting firm. The assessment considered various topics including the evaluation of operations, project execution, and financial model assumptions as well as the graphite market, production technology, environmental considerations, feedstock, and supply agreements. With the independent engineering review completed, NOVONIX remains on track for its initial 3,000 tpa of commercial production capacity at the Riverside facility by the end of 2024 with all primary production equipment in place or on order for this initial production capacity.

The Company also updated its previously disclosed estimates for production economics to account for the completion of the engineering assessment and the potential positive impact of the DOE MESC grant and the 48C tax credit. The production economics, set forth in the figure below, reflect the Company’s expectations when the Riverside facility reaches its targeted capacity of 20,000 tpa.

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Other highlights of the half-year the Company progressed engineering work to support key production objectives:

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All primary equipment is either installed or on order to reach 3,000 tpa, with expected readiness by year-end 2024;
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Engineering work confirmed to reach 20,000 tpa with necessary equipment needs, upgrades, and flow optimization to meet facility capacity target;
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Continued production campaigns at Riverside of NOVONIX’s proprietary Generation 3 continuous induction graphitization furnaces to build operational data and support customer qualification trials; and

Additional highlights and updates from the first half include:

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Progressed engagements with tier one cell and automotive manufacturers through additional material sampling and qualification from both its pilot facility and Riverside production facility;
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Continued expansion of equipment at NOVONIX’s anode pilot plant facility to support ongoing customer engagement;
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Advanced site selection process and engineering for a new high-performance battery grade synthetic graphite production facility in the south-eastern U.S.;
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Continued discussions with DOE Loan Programs Office of the loan approval process.

NOVONIX BATTERY TECHNOLOGY SOLUTIONS

NOVONIX Battery Technology Solutions provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic, LG, Samsung SDI, and SK Innovation, and numerous consumer electronics and automotive Original Equipment

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Manufacturers (“OEMs”). The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

During the six months ended June 30, 2024, BTS made improvements to its hardware offerings, including thermal chambers, which provide higher current ranges, remote temperature control, and new cell form factors such as 4680 cylindrical cells.

Total revenue decreased 30% to $2.7 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023, for both hardware and services sales. The decline in hardware sales is due to customer slowdown in the broader EV market during the first half of the year, whereas service sales declined due to the conclusion of certain long-term projects. The Company continues to fortify its pipeline and is poised for continued success in the coming six-month period.

(Six Months Ended)	June 30, 2024	June 30, 2023
Total Revenue	$2.74M	$3.92M

Note: Six months ended revenue figures have not been audited.

Additional notable highlights from the half-year at BTS include:

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Granted European patents for the patent family describing the generation of graphite/silicon alloy composite materials;
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Presented our ultra-high precision coulometry (“UHPC”) technology at AVL’s Reimagine Mobility Conference and Exhibition in April;
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Hosted a webinar to share UHPC use cases including how it accelerates battery research;
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Participated in Electric Autonomy's EV Innovation & Technology Conference in Toronto in February by having Dr. Mark McArthur, Director of R&D, speak about the development of NOVONIX's revolutionary all-dry, zero-waste cathode synthesis process and the challenges and possible solutions associated with scaling lithium-ion battery technology in Canada;
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Participated in the International Battery Seminar in Orlando, Florida in March, where again, Dr. McArthur spoke about the development of NOVONIX's revolutionary all-dry, zero-waste cathode synthesis process with focus on a high-nickel NMC cathode case study; and
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Built partnerships to extend local calibration support for hardware customers globally and expanded European distribution network in Germany for UHPC hardware offering.

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Cathode Pilot Line

NOVONIX has continued its investment in the intellectual property associated with its all-dry, zero-waste cathode synthesis technology. The 10 tpa pilot line has reinforced the viability of the Company's cathode materials and technology for manufacturing purposes and continued to supply samples to prospective customers and partners.

The Company previously announced the successful commission of its 10 tpa cathode pilot line in July 2023. The cathode pilot line’s first product, a mid-nickel grade of single-crystal cathode material (“NMC622"), was produced using NOVONIX’s patented, all-dry, zero-waste synthesis technology, matches the performance of leading cathode materials from existing suppliers in full-cell testing. NOVONIX is using the pilot line to further demonstrate the manufacturability of the Company’s long-life cathode materials and technology, including high-nickel (e.g., NMC811) and cobalt-free materials, along with their performance in industrial format lithium-ion cells.

The technology – and the innovations resulting from it – are transformational for the battery industry by decreasing processing complexity which should result in a substantial reduction in costs and waste (e.g., elimination of sodium sulphate) in the cathode manufacturing process.

NOVONIX announced the receipt of a patent for its all-dry, zero-waste cathode synthesis technology in Japan. This patent furthers NOVONIX’s position as a leading provider of innovative technologies serving the electric vehicle and energy storage sectors by utilizing its all-dry, zero-waste cathode processing to produce high-quality, single-crystal NMC powders. The Company currently has 10 families of cathode process patent applications in various stages of examination across different jurisdictions.

During the second quarter, the Company commissioned its final piece of pilot equipment to enhance its materials synthesis capabilities. Progress continued on the development of mid- and high-nickel grades of single crystal powder (including NMC622, NMC631, NMC811, NMC90/5/5, and the cobalt-free series of NMC powders). Additional equipment was added to the analytical laboratory to more thoroughly qualify cathode variants and understand their electrochemical performance more fundamentally prior to sampling to tier-1 partners. Classes of high-nickel NMC materials are undergoing full-cell performance testing in industrial format lithium-ion cells utilizing the capabilities of BTS.

This progress and the positive performance results seen below enable the Company to advance plans to scale to larger test samples and accelerate commercial discussions with potential partners and customers. The Company continues its commercial and strategic discussions with tier-1 cathode manufacturers, cell manufacturers, and OEMs, regarding the Company’s cathode materials and technology and providing product samples to certain potential customers from the 10 tpa pilot line.

In June, NOVONIX’s all-dry, zero-waste cathode synthesis technology was recognized by Reuters Global Energy Transition Awards winning the R&D Achievement category.

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NOVONIX 13.5 m long pilot roller hearth kiln (RHK).

Cathode Cycle Performance Similar to Commercial Material

During the second quarter of 2024, BTS also engaged with multiple established and potential upstream and downstream (CAM) material suppliers as well as OEMs. These engagements have led to material sampling and evaluation with favourable results leading to potentially deeper collaboration agreements.

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MOUNT DROMEDARY

NOVONIX negotiated and announced a definitive agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon”), a subsidiary of Lithium Energy Limited (“LEL”). LEL will contribute its interest in its Burke and Corella graphite projects to Axon pursuant to the agreement.

NOVONIX’s Mt. Dromedary project is a high-grade natural flake graphite deposit (refer Annexure A in the 2 April 2024 news release) and is adjacent to LEL’s Burke interests located 125km north of Cloncurry in northwest Queensland in a well-established mining region with access to an export hub. LEL’s Corella interests are located 40km west of Cloncurry.

The intention is to undertake an Initial Public Offering (“IPO”) to list Axon Graphite (“Axon”) on the Australian Securities Exchange (“ASX”) with each NOVONIX and LEL retaining equal residual shareholdings in Axon. The IPO will aim to raise a minimum of A$15 million and up to A$25 million at an issue price of $0.20 per share. The proposed IPO will include a priority offer to both eligible NOVONIX and eligible LEL shareholders, as well as a public offer to other new investors. The Axon proposed IPO is expected to be completed in the second half of 2024.

In the second quarter, NOVONIX announced that due diligence has been satisfactorily completed for both NOVONIX and Lithium Energy Limited to contribute their natural graphite exploration interests into Axon and continue the proposed IPO process.

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Upon successful completion of the IPO and depending on the amount raised in the IPO, each of NOVONIX and LEL will retain between 22.22% and 28.57% of Axon with the remaining shares to be held by investors in the IPO. The shares held by each of NOVONIX and LEL will likely be held in escrow for a period of 24 months.

NOVONIX’s Mt. Dromedary project is a high-grade natural flake graphite deposit (refer Annexure A) and is adjacent to LEL’s Burke interests located 125km north of Cloncurry in northwest Queensland in a well-established mining region with access to an export hub. LEL’s Corella interests are located 40km west of Cloncurry.

TENEMENT LIST

Tenement	Permit Holder	Grant date	NVX Rights	Expiry date
EPM 26025	Exco Resources Limited	12/14/2015	100% (Sub-Blocks Normanton 3123 D, J, N, O and S)	12/13/2025
EPM 17323	MD South Tenements Pty Ltd (Subsidiary of NOVONIX Limited)	10/20/2010	100%	10/19/2024
EPM 17246	MD South Tenements Pty Ltd	10/26/2010	100%	10/25/2024

END OF REVIEW OF OPERATIONS AND ACTIVITIES

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DIRECTORS’ REPORT

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Your directors present their report on NOVONIX Limited (referred to hereafter as the ‘consolidated entity’ or the Company) for the half-year ended June 30, 2024.

DIRECTORS

The following persons were directors of NOVONIX Limited during the whole of the half-year and up to the date of this report, unless otherwise stated:

Admiral Robert Natter, USN Ret.

Tony Bellas

Sharan Burrows, AC (appointed February 28, 2024)

Ron Edmonds

Andrew Liveris (ceased April 17, 2024)

Jean Oelwang

Suresh Vaidyanathan

PRINCIPAL ACTIVITIES

During the six-month period, the principal activities of the Company included investment in scalability efforts to increase production capacity of anode materials, commercialisation of the Company’s cathode technology and expansion of cell assembly and testing capabilities.

REVIEW OF OPERATIONS

The loss for the consolidated entity after providing for income tax amounted to $28,710,957 (2023: $28,098,747).

Information on the operations and financial position of the Company and its business strategies and prospects are set out in the review of operations and activities on pages 2-16 of this interim report.

SUBSEQUENT EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Since the end of the half-year period, the Company has issued 319,569 ordinary shares on the vesting of performance rights, and 3,415,759 ordinary shares on the exercise of options.

No other matters or circumstances have arisen since June 30, 2024, that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in future financial years.

NOVONIX Limited	17

HALF-YEAR REPORT - JUNE 30, 2024

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

AUDITOR’S REVIEW REPORT

The attached half-year financial report for the period ended 30 June 2024 contains an independent auditor’s review report which highlights the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. For further information, refer to Note 1 to the financial statements, together with the auditor’s review report.

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

Robert Natter

Chairman

August 22, 2024

Brisbane

NOVONIX Limited	18

Auditor’s Independence Declaration

As lead auditor for the review of NOVONIX Limited for the half-year ended 30 June 2024, I declare that to the best of my knowledge and belief, there have been:

1.
no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
2.
no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of NOVONIX Limited and the entities it controlled during the period.

Partner Brisbane

PricewaterhouseCoopers 22 August 2024

NOVONIX LIMITED

ABN 54 157 690 830

HALF-YEAR FINANCIAL REPORT FOR THE PERIOD ENDED

JUNE 30, 2024

CONTENTS

NOVONIX LIMITED

ABN 54 157 690 830

Half-year financial report

General information

The financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries.

The financial statements are presented in US dollars.

NOVONIX Limited is a Group limited by shares, incorporated and domiciled in Australia.

All press releases, financial reports and other information are available at our website: www.novonixgroup.com.

Registered office	Principal place of business

c/- McCullough Robertson	Level 38, 71 Eagle Street
Central Plaza Two	Brisbane QLD 4000
Level 11, 66 Eagle Street
Brisbane QLD 4000

A description of the nature of the Group's operations and its principal activities are included in the directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on August 22, 2024.

NOVONIX Limited	21

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE HALF-YEAR ENDED JUNE 30, 2024

		Consolidated
		2024	2023
	Notes	US$	US$

Revenue from contracts with customers	2	2,740,479	3,919,895

Product manufacturing and operating costs (exclusive of depreciation presented separately)		(1,005,515)	(2,765,896)
Administrative and other expenses		(9,522,197)	(9,803,730)
Borrowing costs		(1,886,279)	(981,100)
Depreciation and amortisation expenses		(2,271,186)	(2,331,394)
Research and development costs		(2,026,377)	(2,278,806)
Nasdaq listing related expenses		-	(168,507)
Share based compensation	13	(4,746,702)	(6,818,045)
Employee benefits expense		(13,089,333)	(8,909,635)
Gain on fair value of derivative financial instruments		421,365	263,257
Foreign currency (loss)/gain		541,618	1,134,485
Other income	2	2,133,170	640,729

Loss before income tax expense		(28,710,957)	(28,098,747)
Income tax (expense)/benefit		-	-

Loss for the year		(28,710,957)	(28,098,747)
Other comprehensive income for the year, net of tax
Items that may be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations		(1,820,751)	(2,827,882)
Total comprehensive loss for the year		(30,531,708)	(30,926,629)

Earnings per share for loss from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	11	(0.06)	(0.06)
Diluted earnings per share	11	(0.06)	(0.06)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

NOVONIX Limited	22

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2024

		Consolidated
		30-Jun-24	31-Dec-23
	Notes	US$	US$
ASSETS
Current assets
Cash and cash equivalents		47,132,913	78,713,885
Trade and other receivables		2,520,212	3,564,333
Inventory		2,041,310	2,000,808
Prepayments		2,281,545	1,859,797
Escrow reserves	3	1,719,720	794,500
		55,695,700	86,933,323
Assets classified as held for sale		2,185,146	2,219,952
Total current assets		57,880,846	89,153,275

Non-current assets
Property, plant and equipment	4	146,685,211	139,793,447
Investment securities at fair value through profit or loss	5	16,335,859	16,666,665
Right-of-use assets		6,712,454	4,484,521
Intangible assets	6	11,975,024	11,990,309
Other assets		1,048,221	1,053,834
Deferred Tax Asset		200,992	200,992
Total non-current assets		182,957,761	174,189,768
Total assets		240,838,607	263,343,043

LIABILITIES
Current liabilities
Trade and other payables		7,174,485	5,760,061
Contract liabilities	9	324,131	285,221
Lease liabilities		395,227	345,933
Borrowings	7	1,403,747	1,341,689
Current tax liabilities		107,458	107,458
Total current liabilities		9,405,048	7,840,362

Non-current liabilities
Contract liabilities	9	3,000,000	3,000,000
Lease liabilities		6,752,023	4,479,627
Derivative financial instruments	8	426,553	866,278
Borrowings	7	63,183,868	63,220,501
Total non-current liabilities		73,362,444	71,566,406
Total liabilities		82,767,492	79,406,768
Net assets		158,071,115	183,936,275

NOVONIX Limited	23

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2024 (CONTINUED)

		Consolidated
		30-Jun-24	31-Dec-23
	Notes	US$	US$
EQUITY
Contributed equity	10	338,426,226	338,425,286
Reserves		33,203,685	30,358,828
Accumulated losses		(213,558,796)	(184,847,839)
Total equity		158,071,115	183,936,275

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

NOVONIX Limited	24

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED JUNE 30, 2024

			Reserves
Consolidated Group	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total
	US$	US$	US$	US$	US$	US$

Balance at 1 January 2023	338,108,198	(138,599,578)	37,161,498	(15,136,944)	4,523,095	226,056,269
Loss for the period	-	(28,098,747)	-	-	-	(28,098,747)
Other comprehensive loss	-	-	-	(2,827,882)	-	(2,827,882)
Total comprehensive loss	-	(28,098,747)	-	(2,827,882)	-	(30,926,629)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	47,151	-	-	-	-	47,151
Share-based payments	-	-	6,779,301	-	-	6,779,301
Balance at 30 June 2023	338,155,349	(166,698,325)	43,940,799	(17,964,826)	4,523,095	201,956,092

Balance at 1 January 2024	338,425,286	(184,847,839)	42,462,653	(16,626,920)	4,523,095	183,936,275
Loss for the year	-	(28,710,957)	-	-	-	(28,710,957)
Other comprehensive loss	-	-	-	(1,820,751)	-	(1,820,751)
Total comprehensive loss	-	(28,710,957)	-	(1,820,751)	-	(30,531,708)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	940	-	-	-	-	940
Share-based payments	-	-	4,665,608	-	-	4,665,608
Balance at 30 June 2024	338,426,226	(213,558,796)	47,128,261	(18,447,671)	4,523,095	158,071,115

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOVONIX Limited	25

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

	Consolidated
	2024	2023
	US$	US$
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)	3,614,719	4,714,808
Payments to suppliers and employees	(25,563,631)	(25,554,506)
(inclusive of consumption tax)
Interest received	920,524	244,514
Payment of borrowing costs	(1,902,628)	(943,574)
Government grants received	768,803	396,734
Net cash outflow from operating activities	(22,162,213)	(21,142,024)

Cash flows from investing activities
Payments for exploration assets	(12,833)	(5,071)
Proceeds from release of escrow funds	-	8,465,710
Payments for escrow funds	(925,221)	(755,403)
Payments for security deposits	-	(888,381)
Government grants received	1,055,431	-
Payments for property, plant and equipment	(9,485,342)	(13,200,358)
Net cash outflow from investing activities	(9,367,965)	(6,383,503)

Cash flows from financing activities
Payment of share issue expenses	(9,777)	(4,201)
Proceeds from convertible loan note issues	-	30,000,000
Payment of convertible notes issue expenses	-	(47,338)
Proceeds from exercise of options	10,976	51,537
Payment of withholding tax – Performance Rights	(95,799)	(49,499)
Proceeds from borrowings	-	753,768
Principal elements of lease repayments	(160,344)	(170,896)
Repayment of borrowings	(662,420)	(518,025)
Net cash inflow from financing activities	(917,364)	30,015,346
Net increase/(decrease) in cash and cash equivalents	(32,447,542)	2,489,819
Effects of foreign currency	866,570	(2,453,909)
Cash and cash equivalents at the beginning of the year	78,713,885	99,039,172
Cash and cash equivalents at the end of the year	47,132,913	99,075,082

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOVONIX Limited	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 1 Basis of preparation

This condensed consolidated interim financial report for the half-year reporting period ended June 30, 2024 has been prepared in accordance with Australian Accounting Standard 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the period ended December 31, 2023 and any public announcements made by the Group during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)
The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (“Company” or “Parent Entity”) and the results of all subsidiaries during the half year ended June 30, 2024. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the “Group.”

b)
Going Concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

The Group incurred a net loss of $28,710,957 (June 30, 2023: $28,098,747) and net operating cash outflows of $22,162,213 (June 30, 2023: $21,142,024) for the half-year ended June 30, 2024. As of June 30, 2024, the Group has a cash balance of $47,132,913 (December 31, 2023: $78,713,885) and net current assets of $48,475,798 (December 31, 2023: $81,312,913).

The net loss and cash outflows incurred during the period principally relate to the Group continuing to execute on its expansion plans of reaching production capacity of at least 150,000 tonnes per year aligned with expected future customer demand. The funding of these expansionary activities, which will primarily involve significant capital expenditure, additional funding beyond the existing cash balance as of June 30, 2024, and forecast inflows from customers, will be required in the twelve months from the date of approval of these financial statements.

These conditions give rise to a material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Group’s ability to continue as a going concern. Should the Group be unable to continue as a going concern, it may be unable to realise its assets and discharge its liabilities in the normal course of business, and at amounts stated in the financial report.

NOVONIX Limited	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 1 Basis of preparation (continued)

The ability of the Group to continue as a going concern is principally dependent upon one or more of the following:

·
continuing to be able to draw down on the USD$100 million grant from the Department of Energy (DOE) Office of Manufacturing and Energy Supply Chains (MESC). During the first quarter, the Company began submitting reimbursement requests to the DOE Office of MESC for investments made at its Riverside facility in Chattanooga, Tennessee, and the Group has now received US$1.1 million in reimbursements in the six months ended June 30, 2024;
·
the ability of the Group to raise funds as and when necessary, from either customers, governments and/or investors in the form of debt or equity;
·
the successful and profitable growth of the battery materials, battery consulting and battery technology businesses; and
·
the ability of the Group to meet its cash flow forecasts.

The directors believe that the going concern basis of preparation is appropriate as the Group has a strong history of being able to raise capital from debt and equity sources, most recently through the issue of US$30 million of unsecured convertible loan notes to LG Energy Solution (LGES) in June 2023 (note 8).

The Group is continuing to actively engage with strategic partners, customers and investors to source additional funding to support the Group’s growth and fund the planned expansionary activities.

In addition, the Group was selected to receive a US$103 million section 48C Investment Tax Credit during the six-month period ended June 30, 2024, in connection to the Group’s Riverside project. The benefits associated with this tax credit are currently expected to be realized by the Group in 2027.

The Group has also had a formal loan application submitted and is in the process of negotiating the terms of the loan with the DOE LPO. The Group expects to be able to utilize the loan to fund certain of the eligible project costs associated with t~~h~~e development of a new greenfield production facility in the southeastern United States.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

NOVONIX Limited	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 1 Basis of preparation (continued)

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, certain classes of property, plant and equipment and derivative financial instruments.

c)
New and amended standards adopted by the Group

There were no new, revised or amended standards adopted by the Group issued by the International Accounting Standards Board that are mandatory for the current reporting period.

d)
New accounting standards and interpretations not yet adopted by the Group

There were no new, revised or amended accounting standards or interpretations not yet adopted by the Group for the current reporting period that are expected to materially impact the Group.

e)
Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements were set out in the Annual Report for the period ended December 31, 2023. Except as noted in Note 6, no changes in critical accounting estimates were made during the six-month period ended June 30, 2024.

NOVONIX Limited	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 2 Segment reporting

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel (Chief Operating Decision Makers or “CODMs”) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The CODMs have identified three operating segments being Battery Materials, Battery Technology, and Graphite Exploration. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development (inclusive of cathode technology). The Graphite Exploration segment involves exploration and evaluation activity, as well as maintenance and potential future development of the Mt Dromedary natural graphite deposit.

Basis of accounting for purposes of reporting by operating segments

a.
Accounting policies adopted

Unless stated otherwise, all amounts reported to the CODMs, are determined in accordance with accounting policies that are consistent with those adopted in the annual financial statements of the Group.

b.
Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.
Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

d.
Unallocated items

The following items for revenue, expenses, assets, and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

-
Interest income
-
Corporate administrative and other expenses
-
Income tax expense
-
Corporate share-based payment expenses
-
Corporate marketing and project development expenses
-
Corporate cash and cash equivalents
-
Corporate trade and other payables
-
Corporate trade and other receivables

NOVONIX Limited	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 2 Segment reporting (continued)

Segment performance

Half-year ended June 30, 2024	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment revenue
Hardware sales	-	670,344	-	-	670,344
Consulting sales	-	2,070,135	-	-	2,070,135
Other income	467,803	734,745	-	-	1,202,548
Interest income	-	-	-	930,622	930,622
Total income	467,803	3,475,224	-	930,622	4,873,649
Segment net loss from continuing operations before tax	(18,637,682)	(4,922,123)	-	(5,151,152)	(28,710,957)

Half-year ended June 30, 2023	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment revenue
Hardware sales	-	1,411,867	-	-	1,411,867
Consulting sales	-	2,508,028	-	-	2,508,028
Other income	19,305	372,364	-	-	391,669
Interest income	-	-	-	248,500	248,500
Total income	19,305	4,292,259	-	248,500	4,560,064
Segment net loss from continuing operations before tax	(17,571,042)	(4,753,017)	-	(5,774,688)	(28,098,747)
Segment assets
	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
June 30, 2024	158,261,071	17,000,284	2,190,774	63,386,478	240,838,607
December 31, 2023	147,476,907	20,367,755	2,225,693	93,272,688	263,343,043

Segment liabilities
	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
June 30, 2024	73,591,015	8,780,808	-	395,669	82,767,492
December 31, 2023	69,102,062	9,874,301	-	430,405	79,406,768

NOVONIX Limited	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 2 Segment reporting (continued)

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are conducted in North America.

Note 3 Current assets – Other assets

	Consolidated
	30 June 2024	31 December 2023
	US$	US$

Escrow reserves	1,719,720	794,500

The reserves are funds deposited with the Lender for capital expenditure, insurance, and tax as additional collateral for the loan obtained in relation to the purchase of the Riverside facility in Chattanooga, Tennessee. The reserves will be released when the loan conditions are satisfied, which is expected to be within 12 months from the balance sheet date.

Note 4 Non-current assets – Property, plant and equipment

	Consolidated
	June 30, 2024	December 31, 2023
	US$	US$

Plant and equipment - at cost	27,767,041	27,520,756
Plant and equipment - accumulated depreciation	(7,475,506)	(6,316,755)
	20,291,535	21,204,001

Leasehold improvements - at cost	1,430,580	1,430,580
Leasehold improvements - accumulated depreciation	(1,138,223)	(1,005,810)
	292,357	424,770

Buildings - at cost	47,638,775	47,866,171
Buildings - accumulated depreciation	(4,706,159)	(4,079,942)
	42,932,616	43,786,229

Land - at cost	2,306,346	2,330,826
Construction work in progress - at cost	80,862,357	72,047,622
Balance	146,685,211	139,793,448

NOVONIX Limited	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 4 Non-current assets – Property, plant and equipment (continued)

	Land	Buildings	Leasehold improvements	Plant and equipment	Construction work in progress	Total
	US$	US$	US$	US$	US$	US$
Half-year ended June 30, 2024
Opening net book amount	2,330,826	43,786,229	424,770	21,204,001	72,047,622	139,793,448
Additions	-	-	-	354,543	8,993,530	9,348,073
Disposals	-	-	-	(46,525)	-	(46,525)
Transfers	-	-	-	173,147	(173,147)	-
Depreciation charge	-	(650,753)	(132,413)	(1,224,618)	-	(2,007,784)
Exchange differences	(24,480)	(202,860)	-	(169,013)	(5,648)	(402,001)
Closing net book amount	2,306,346	42,932,616	292,357	20,291,535	80,862,357	146,685,211

During the six months ended June 30, 2024, the Group continued to invest to meet its production capacity plans at its Riverside facility through the purchase of additional furnace systems and other production equipment.

Capital Commitments

Total commitments in respect of capital expenditure as of June 30, 2024 are $25,046,801 (December 31, 2024: $9,321,453).

NOVONIX Limited	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 5 Non-current assets – Financial Assets at fair value through profit or loss

(i) Classification of financial assets at fair value through profit or loss

The Group classifies equity investments for which it has not elected to recognise fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	Consolidated
	30 June 2024	31 December 2023
	US$	US$

US unlisted equity securities	16,335,859	16,666,665

On January 31, 2022 the Company entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled USD$25M and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in the Company.

The equity investment was revalued in 2022 to USD$5.00 per share, which was the share price for a significant capital raise undertaken by KORE Power in November 2022. At June 30, 2024 the investment in KORE Power represents approximately 3.7% of the common equity of KORE Power.

(ii) Amounts recognised in the consolidated statement of profit or loss and other comprehensive income

During the half-year ended June 30, 2024 there have been no gains or losses recognised in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL.

(iii) Fair value hierarchy

US unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

NOVONIX Limited	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 5 Non-current assets – Financial Assets at fair value through profit or loss

(continued)

The following table presents the changes in level 3 instruments during the half-year period ended June 30, 2024:

Unlisted equity
(All in US$)	securities
Balance at January 1, 2024	16,666,665
Exchange differences	(330,806)
Balance as at June 30, 2024	16,335,859

There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the six-month period ended June 30, 2024. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

(iv) Valuation technique using significant unobservable inputs – Level 3

This category includes assets where the valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally derived and extrapolated from observable inputs to match the risk profile of the financial instrument, and are calibrated against current market assumptions, historic transactions and economic models, where available.

The primary approach used in the determination of the fair value of the investment in KORE Power is with reference to the pricing of significant external capital raising activity undertaken by KORE Power. The most recent significant external capital raising undertaken by KORE Power was in November 2022 and no further capital raising has occurred since. The Group considered available information produced by management of KORE Power and contrasted it with the Group’s analysis of share price movements of listed peer companies in the battery technology sector and concluded that, in the aggregate, the factors and information considered would not result in a significant change in the fair value of the investment.

NOVONIX Limited	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 6 Non-current assets – Intangible assets

	Consolidated
	30 June 2024	31 December 2023
	US$	US$
Goodwill	11,975,024	11,975,024
Technology	-	15,285
	11,975,024	11,990,309

	Goodwill	Technology	Total
	US$	US$	US$
Balance at the beginning of the year	11,975,024	15,285	11,990,309
Additions	-	-	-
Amortisation	-	(15,285)	(15,285)
Written-off	-	-	-
Balance at the end of the year	11,975,024	-	11,975,024

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the consolidated statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.

The Company performs its annual impairment testing on June 30 each year. For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

	Consolidated
The carrying amount of goodwill allocated to the cash generating unit	30 June 2024	31 December 2023
	US$	US$
NOVONIX Anode Materials	11,975,024	11,975,024
Total carrying amount of goodwill	11,975,024	11,975,024

For the 2024 annual impairment test, the recoverable amount of the Cash Generation Unit ("CGU") was determined based on a ‘Value in Use’ (“VIU”) calculation, based on the current Riverside Project Plan which assumes that commercial offtake will commence in 2025. The calculation of VIU involves the use of significant estimates and assumptions which include volume, growth rates and gross margins used to calculate projected future cash flows. The present value of the expected cash flows is determined by applying an appropriate discount rate, which reflects the assessment of current market conditions of the time value of money.

NOVONIX Limited	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 6 Non-current assets – Intangible assets (continued)

The recoverable amount of the NOVONIX Anode Materials CGU (“NAM CGU”) is deemed to be in excess of the carrying value of the NAM CGU, and therefore no impairment has been recognised as of June 30, 2024.

The calculations use cashflow projections based on financial budgets approved by management and the Board covering a 10-year period which management has determined is appropriate to reflect the ramp up in production to get to full capacity by 2028, at which point the operations of the business will normalise.

The key assumptions used in the value in use calculations are: (i) post-tax discount rate of 11.5%, (ii) revenue sales prices initially range from USD $7-10/Kg in line with the Group's previously disclosed estimates for production economics, with inflationary and other expected pricing increases assumed thereafter, (iii) sales volume growth rates are based on current and expected customer demand, reflecting the ramp up of production equipment commissioning and product being available for sale with no incremental production volume growth expected after full production capacity of 20,000 tpa is reached, (iv) operating costs of $6-8/Kg, based on the current Riverside Project Plan and adjusted for inflationary increases; and (v) terminal value used to extrapolate cash flows beyond the forecast period of 2.5% based on future expectations for growth in the context of inflation expectations in the country in which the NAM CGU operates.

Management recognizes that there are various reasons that estimates used in these assumptions may vary. Management does not believe that there are reasonably possible changes in any one key assumption that would result in the carrying amount of the NAM CGU to exceed its recoverable amount.

For the 2023 annual impairment test, the recoverable amount of the NAM CGU was determined based on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis. To determine the recoverable amount, the FVLCS was calculated with reference to the allocated portion of the Company’s enterprise value (EV). The EV model calculation considered the following:

• The market capitalization of the Company on the (ASX:NVX) as of June 30, 2023;

• The volatility of the share price of the Company as of June 30, 2023; and

• The issuance of the convertible notes in June 2023 given that the convertible loan note issuance is directly associated with the planned future expansion of the NAM CGU.

NOVONIX Limited	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 7 Borrowings

	30-Jun-24			31-Dec-23
	Current US$	Non-Current	Total	Current US$	Non-Current	Total
		US$	US$		US$	US$
Secured
Bank loans	1,172,716	32,275,203	33,447,919	1,167,301	33,044,170	34,211,471
Total secured borrowings	1,172,716	32,275,203	33,447,919	1,167,301	33,044,170	34,211,471

Unsecured
Convertible Notes (note 8)	-	29,452,429	29,452,429	-	28,554,210	28,554,210
Other loans	231,031	1,456,236	1,687,267	174,388	1,622,121	1,796,509
Total unsecured borrowings	231,031	30,908,665	31,139,696	174,388	30,176,331	30,350,719
Total borrowings	1,403,747	63,183,868	64,587,615	1,341,689	63,220,501	64,562,190

Note 8 Unsecured convertible loan notes and derivative financial instruments

On June 21, 2023, the Group issued 45,221,586 convertible loan notes, with a face value of AUD$1.00 per note, a coupon rate of 4%, and a maturity date of June 7, 2028 for proceeds of US$30 million to LGES. The notes have a conversion price of AUD$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or "in-kind" (in the case of conversion).

The convertible notes are presented in the consolidated balance sheet as follows:

(All in US$)	2024

Initial recognition	27,640,052
Costs of issue of convertible notes	(43,614)
Interest expense*	(1,855,991)
Balance at June 30, 2024	29,452,429

* Interest expense is calculated by applying the effective interest rate of 6.56% to the liability component.

NOVONIX Limited	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 8 Unsecured convertible loan notes and derivative financial instruments (continued)

Derivative financial instruments (non-current liabilities)	Consolidated
(All in US$)	2024
Initial recognition	2,359,948
Costs of issue of convertible notes	(3,724)
Fair value gain	(1,930,428)
Effect of foreign currency movements	757
Balance at June 30, 2024	426,553

The fair value of the conversion option (derivative financial liability) was determined using Monte Carlo Simulation methodology. The derivative financial liability is carried at fair value at each reporting date, with gains or losses being recognised in the consolidated statement of profit or loss and other comprehensive income. The remainder of the proceeds were allocated to borrowings with the liability recognised at amortised cost until extinguished on conversion or maturity of the notes. Interest is applied using the effective interest rate.

Fair Value Hierarchy

The derivative financial liability is classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The valuation model is sensitive to the probability weights applied to the timing of the placement of the purchase order, which is an unobservable input. In the event the purchase order is placed before the maturity date of the notes, the interest rate would become zero-coupon, and the fair value of the derivative would decrease to nil.

The valuation model is also sensitive to the assumed strike price at the time of the conversion, which is a significant unobservable input. The model assumes a strike price at the time of the conversion of AUD $1.60. If the notes convert prior to maturity and the market share price falls below the contracted share price, the model will assume a premium in the issuance of the notes that will result in the derivative liability becoming a derivative asset. Management of the Group believe that a strike price of AUD $1.60 remains appropriate for the purposes of the current valuation after consideration of the historical share price of the Company and future plans for the business.

The changes in the assumed strike price in the model are non-linear and a change of AUD $0.10 would result in a derivative asset of USD$1,114,507, where a change of AUD$0.80 would result in a derivative asset of USD $11,569,172. This compares to the derivative liability of USD$426,553 that has been calculated based on a strike price of AUD $1.60.

NOVONIX Limited	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 9 Contract liabilities

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

Current - Contract liabilities – Hardware sales contracts	324,131	285,221
Non-current – Contract liabilities – Grant funding	3,000,000	3,000,000
	3,324,131	3,285,221

During the 2021 financial year, the Group received grant funds of USD$3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee.

The grant becomes fully earned if 90% of the performance target is achieved by March 2026, and is repayable in full if a minimum of 50% of the performance target is not achieved by March 2026. The grant is proportionately repayable between 50% and 90% of the performance target being achieved.

Accordingly, as of June 30, 2024, the full amount of the grant has been deferred and classed as a contract liability and will either be released to income (in full or proportionately) or repayable (in full or proportionately) depending on the performance target achieved by March 2026. Because the Company cannot reliably measure compliance of the conditions attached to the grant with reasonable assurance, income has not been recognized during the six-months ended June 30, 2024.

NOVONIX Limited	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 10 Contributed equity

	30-Jun-24	31-Dec-23	30-Jun-24	31-Dec-23
	Shares	Shares	US$	US$
(a) Share capital
Ordinary shares
Fully paid	489,003,935	488,733,461	338,426,226	388,425,286

(b)	Ordinary share capital
Date	Details	Note	Number of Shares	US$
1-Jan-24	Balance		488,733,461	388,425,286
	Exercise of options		33,334	10,976
	Exercise of performance rights		237,140	-
	Share issue costs		-	(10,036)
30-Jun-24	Balance		489,003,935	388,426,226

(c)
Exercise of performance rights

During the six-months ended June 30, 2024, 237,140 ordinary shares were issued on the exercise of vested performance rights. Of these shares, 21,104 were issued to Rashda Buttar, and the balance of shares were issued to employees who are not considered Key Management Personnel.

(d)
Exercise of options

During the six-months ended June 30, 2024, 33,334 options were exercised by employees who are not considered Key Management Personnel (KMP), at AUD$0.50 per share.

(e)
Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. To maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the Group.

The Group monitors capital based on cash flow requirements for operational and capital expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements.

The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

NOVONIX Limited	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 11 Earnings per share

	2024	2023
	US $	US $
Earnings per share for loss from continuing operations
Loss after income tax attributable to the owners of NOVONIX Limited
	(28,710,957)	(28,098,747)

	Shares	Shares
Weighted average number of shares used in calculating basic and diluted net loss per share

	488,886,096	486,844,497

	US $	US $
Basic earnings per share	(0.06)	(0.06)
Diluted earnings per share	(0.06)	(0.06)

Note 12 Related party transactions

During the six-months ended June 30, 2024, the Group entered into the following related party transactions.

(a)
On April 18, 2024, 3,658,161 performance rights were granted to Chris Burns as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to continued employment over the vesting period, and the achievement of performance conditions. An expense of $372,371 was recognised during the six-months ended June 30, 2024 relating to these performance rights.
(b)
On April 18, 2024, 1,075,930 performance rights were granted to Rashda Buttar as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to continued employment over the vesting period, and the achievement of performance conditions. An expense of $98,922 was recognised during the six-months ended June 30, 2024 relating to these performance rights.
(c)
On April 18, 2024, 1,398,709 performance rights were granted to Nick Liveris as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to continued employment over the vesting period, and the achievement of performance conditions. An expense of $142,377 was recognised during the six-months ended June 30, 2024 relating to these performance rights.
(d)
During the six-month period ended June 30, 2024, Phillips 66 were paid fees totaling $28,284 for Mr. Suresh Vaidyanathan's services to the Group as a Director. Mr. Vaidyanathan is not permitted to receive remuneration in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Group. Accordingly, all fees earned by Mr. Vaidyanathan are paid directly to Phillips 66.

NOVONIX Limited	42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 13 Share based payments

Share based payments expense for the half-year period is derived as follows:

30 June 2024
US$
Share rights granted in current year	242,106
Share rights granted in prior year	-
Performance rights granted in current year	1,353,090
Performance rights granted in prior years	2,775,150
Options granted in prior years	376,356
Share based payment expense	4,746,702
Payment of withholding tax - Performance rights	(95,799)
Exchange differences	14,705
Movement in share-based payments reserve	4,665,608

(a)
Performance rights granted in the current period

During the six-month period ended June 30, 2024, performance rights (convertible to ordinary shares on a 1:1 basis) were granted to KMP, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on the grant date. An expense of $1,353,090 has been recognised in the half-year ended June 30, 2024. The vesting of the performance rights is conditional upon the continued employment of the employee, and for KMP, also the achievement of performance conditions. Further details of the performance rights are set out in the table below:

NOVONIX Limited	43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 13 Share based payments (continued)

Name	Grant date	Number	Vesting date	Fair value AUD	Expiry	Expense recognised
						US$
Rashda Buttar	April 18, 2024	1,075,930	December 31, 2026	$0.93	Cessation of employment	98,922
Nick Liveris	April 18, 2024	1,398,709	December 31, 2026	$0.93	Cessation of employment	142,377
Chris Burns	April 18, 2024	3,658,161	December 31, 2026	$0.93	Cessation of employment	372,371
Non-KMP employees	April 18, 2024	1,075,930	December 31, 2026	$0.93	Cessation of employment	109,521
Non-KMP employees	January 31, 2024	4,894,445	¼ January 5, 2025	$0.57	Cessation of employment	467,955
			¼ January 5, 2026
			¼ January 5, 2027
			¼ January 5, 2028
Non-KMP employees	February 16, 2024	722,884	¼ January 19, 2025	$0.84	Cessation of employment	100,306
			¼ January 19, 2026
			¼ January 19, 2027
			¼ January 19, 2028
Non-KMP employees	February 21, 2024	172,400	4 equal annual tranches commencing on the anniversary of employment	$0.80	Cessation of employment	18,187
Non-KMP employees	March 11, 2024	96,014		$1.01	Cessation of employment	10,205
Non-KMP employees	March 25, 2024	96,014		$0.87	Cessation of employment	7,692
Non-KMP employees	April 5, 2024	17,195		$1.01	Cessation of employment	4,330
Non-KMP employees	April 8, 2024	80,612		$0.87	Cessation of employment	5,503
Non-KMP employees	April 15, 2024	181,376		$0.83	Cessation of employment	10,891
Non-KMP employees	April 29, 2024	82,425		$0.72	Cessation of employment	3,513
Non-KMP employees	May 27, 2024	58,423		$0.69	Cessation of employment	1,316
Total number issued		13,610,518	Total expense recognised			1,353,090

NOVONIX Limited	44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2024

Note 14 Events occurring after the balance sheet date

Subsequent to the six-months ended June 30, 2024, the Group has:

(a)
issued 314,569 ordinary shares on the vesting of performance rights to non-KMP employees.
(b)
issued 3,415,759 ordinary shares on the exercise of options.

No other matters or circumstances have arisen since June 30, 2024 that have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

NOVONIX Limited	45

DIRECTORS’ DECLARATION

In the directors' opinion:

•
the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 'Interim Financial Reporting', the Corporations Regulations 2001 and other mandatory professional reporting requirements;
•
the attached financial statements and notes give a true and fair view of the Group's financial position as at June 30, 2024 and of its performance for the financial half-year ended on that date; and
•
there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Robert Natter

Chairman

August 22, 2024

Brisbane

NOVONIX Limited	46

PREPARATION OF INTERIM FINANCIAL STATEMENTS FOR USERS IN MULTIPLE JURISDICTIONS

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of the Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

NOVONIX Limited	47

Independent auditor's review report to the members of

NOVONIX Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of NOVONIX Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 30 June 2024, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, selected explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of NOVONIX Limited does not comply with the Corporations Act 2001 including:

1.
giving a true and fair view of the Group's financial position as at 30 June 2024 and of its performance for the half-year ended on that date
2.
complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Material uncertainty relating to going concern

We draw attention to Note 1 in the half-year financial report, which indicates that the group incurred a net loss of $28,710,957 and net operating cash outflows of $22,162,213 for the half-year ended 30 June 2024 and is dependent upon raising additional funding to finance its ongoing expansionary activities. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999

Liability limited by a scheme approved under Professional Standards Legislation.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 30 June 2024 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Michael Crowe Brisbane

Partner 22 August 2024

NOVONIX LIMITED

ABN 54 157 690 830

APPENDIX 4D

Half-year ended June 30, 2024

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	June 30, 2024	June 30, 2023	Change	Change
(All in US$)			$	%
Revenue and other income from ordinary activities	2,740,479	3,919,895	(1,179,416)	-30%
Loss before tax	(28,710,957)	(28,098,747)	(612,210)	-2%
Loss from ordinary activities after tax	(28,710,957)	(28,098,747)	(612,210)	-2%
Net loss for the period attributable to members	(28,710,957)	(28,098,747)	(612,210)	-2%
			2024	2023
Basic earnings per share			(0.06)	(0.06)
Diluted earnings per share			(0.06)	(0.06)

EXPLANATION OF RESULTS

An explanation of the key financial elements contributing to revenue and the result for the half-year can be found in the review of operations included within the Directors’ Report.

NET TANGIBLE ASSETS

	June 30, 2024	June 30, 2023
(All in US$)
Net tangible asset backing per ordinary share[1]	0.30	0.39

DIVIDENDS

There were no dividends paid, recommended, or determined during, or for, the current or previous reporting period.

CONTROLLED ENTITIES

No control has been gained over entities during the period.

ASSOCIATED AND JOINT VENTURES

There are no associates or joint ventures.

INTERIM REVIEW

The interim financial statements have been reviewed by the Group’s independent auditor. The financial statements are no subject to a qualified independent review opinion. The independent audit review opinion includes the following statement:

We draw attention to Note 1 in the half-year financial report, which indicates that the group incurred a net loss of $28,710,957 and net operating cash outflows of $22,162,213 during the half-year ended June 30, 2024, and is dependent upon raising additional funding to finance its ongoing expansionary activities.

NOVONIX Limited	50

These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

1 Net tangible assets is calculated as net assets less intangible assets

NOVONIX Limited	51